UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Onconetix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

68237Q104

(CUSIP Number)

Tobias Fischli

25616 Moody Road

Los Altos Hills, CA 94022

(415) 515-8417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68237Q104

1.	Names of Reporting Person Altos Venture AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,695,931 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,695,931 shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,695,931 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

This percentage is calculated based on 8,294,116 shares of Common Stock of the Issuer outstanding as of September 24, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2024.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.00001 par value (“Common Stock”), of Onconetix, Inc., a Delaware corporation (the “Issuer”). On September 24, 2024, the issuer effected a 1-for-40 reverse split of its Common Stock. In this report, numbers of shares of Common Stock (and related per-share amounts) prior to the reverse split have been adjusted to give retroactive effect to the reverse split.

The address of the principal executive offices of the Issuer is 201 E. Fifth Street, Suite 1900, Cincinnati, OH 45202.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Altos Venture AG (the “Reporting Person”).

(b)	The address of the principal place of business of the Reporting Person is Obertorweg 64, CH-4123, Allschwil, Switzerland.

(c)	The principal business of the Reporting Person is the venture capital investment business.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is an entity organized in Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration

Between January 2012 and December 2023, the Reporting Person purchased 165,345 common shares of Proteomedix AG, a Swiss Company (“Proteomedix”), for an aggregate purchase price of 9,059,095 Swiss Francs (approximately $10.7 million at the current exchange rate).

On December 15, 2023, the Issuer entered into and completed the transactions contemplated by the Share Exchange Agreement dated as of December 15, 2023 (the “Share Exchange Agreement”) by and among Proteomedix, the Issuer, holders of Proteomedix’s securities, including the Reporting Person (the “Sellers”), and Thomas Meier as the Sellers’ Representative.

Pursuant to the terms of the Share Exchange Agreement, on December 15, 2023, the Issuer issued to the Sellers an aggregate of (i) 91,885 shares of Common Stock and (ii) 2,696,729 shares of Series B Convertible Preferred Stock, $0.00001 par value per share, of the Issuer (the “Convertible Preferred Stock”), in exchange for their Proteomedix securities. The shares of Convertible Preferred Stock were automatically convertible into an aggregate of approximately 6,741,820 shares of Common Stock upon the later of the date of the approval of such conversion by the Issuer’s stockholders in accordance with the rules of the Nasdaq Stock Market and the date upon which the Issuer effected an increase in the number of shares of Common Stock authorized under its certificate of incorporation, to the extent required to consummate such conversion.

Following the completion of the transactions contemplated by the Share Exchange Agreement, the Reporting Person owned 27,585 shares of Common Stock and 800,358 shares of Convertible Preferred Stock.

In connection with the Share Exchange Agreement, on December 15, 2023, the Issuer, Proteomedix and the Reporting Person entered into a Subscription Agreement (the “Subscription Agreement”) for a private placement by the Issuer to the Reporting Person of $5.0 million of units (the “Units”), each Unit comprised of (i) one-fortieth of one share of Common Stock and (ii) one-fortieth of one pre-funded warrant (collectively, the “Warrants”) to purchase 0.3 shares of Common Stock at an exercise price of $0.04 per share, for an aggregate purchase price per Unit of $10.00 (the “Purchase Price”). The closing of the transactions contemplated by the Subscription Agreement was conditioned on, among other things, approval by the Issuer’s stockholders and the substantially concurrent issuance of shares of Common Stock upon conversion of the Convertible Preferred Stock.

The Subscription Agreement also provides that additional shares of Common Stock are issuable to the Reporting Person, to the extent it continues to hold shares of Common Stock included in the Units (“Held Shares”), if the average of the daily volume-weighted average prices of the Common Stock on Nasdaq for each of the complete trading days during the 270-day period following closing under the Subscription Agreement (the “Issuer VWAP”) is less than the Purchase Price. As set forth in greater detail in the Subscription Agreement (filed as Exhibit B and incorporated herein by reference), the number of additional shares, if any, to be issued without additional consideration is equal to (a) (i) the Purchase Price minus the Issuer VWAP multiplied by (ii) the number of Held Shares, divided by (b) the Issuer VWAP, rounded down to the nearest full share.

On January 23, 2024, the Reporting Person purchased from the Issuer, for $5.0 million cash, a non-convertible debenture (the “Debenture”) in the principal sum of $5.0 million, the payment of which was intended to offset the aggregate Purchase Price for the Units to be issued pursuant to the Subscription Agreement. The Debenture had an interest rate of 4.0% per annum, and the principal and accrued interest was to be repayable in full upon the earlier of (i) the closing under the Subscription Agreement and (ii) June 30, 2024. Additionally, the $5.0 million subscription amount under the Subscription Agreement (and the number of Units issuable thereunder) was to be increased by the amount of interest payable under the Debenture. On April 24, 2024, the Debenture was amended to extend the maturity date to the earlier of (i) the closing under the Subscription Agreement and (ii) October 31, 2024.

On September 5, 2024, the Issuer held its 2024 Annual Meeting of Stockholders at which the Issuer’s stockholders approved, among other things: (i) the issuance of up to 269,672,900 shares of Common Stock (approximately 6,741,820 shares as adjusted to reflect the subsequent reverse split) upon conversion of the Convertible Preferred Stock, (ii) the issuance of the Units contemplated by the Subscription Agreement, and (iii) a reverse split of the Issuer’s Common Stock.

On September 24, 2024, substantially concurrently: (i) the Issuer effected a 1-for-40 reverse split of its Common Stock, which had the effect of providing the Issuer a sufficient number of authorized but unissued shares of Common Stock to effect the conversion of the outstanding shares of Convertible Preferred Stock, (ii) the 2,696,729 outstanding shares of Convertible Preferred Stock automatically converted into approximately 6,741,820 shares of Common Stock, (iii) the Reporting Person and the Issuer completed the transactions contemplated by the Subscription Agreement and the Debenture, and (iv) the Reporting Person exercised the warrants received under the Subscription Agreement for $6,161.00 cash. The amount of accrued interest under the Debenture at that time was $134,246.58, so the total purchase price of the Units under the Subscription Agreement (paid by offset against the principal and accrued interest under the Debenture) was $5,134,246.58.

Immediately following the transactions effected on September 24, 2024, the Reporting Person owned 2,695,931 shares of Common Stock.

The source of funds for the Reporting Person’s purchases of Proteomedix common shares and the Debenture was working capital.

Item 4.	Purpose of Transaction

The Reporting Person purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer. Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of its securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Act”)). The Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as it may decide.

Except as set forth in this Item 4 and Item 6 below, the Reporting Person has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions that might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Person also retains the right to change its investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by it (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is the record owner of 2,695,931 shares of Common Stock, representing 32.5% of the outstanding Common Stock on September 24, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 24, 2024.

(b)	The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the Issuer’s securities identified in paragraph (a) above.

(c)	Except as set forth in Item 3 above, the Reporting Person have not effected any transactions in the securities of the Issuer in the last 60 days.

(d)

No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

Concurrently with the execution of the Share Exchange Agreement, the Sellers (including the Reporting Party) and certain other parties, as shareholders of Proteomedix, entered into Lock-Up Agreements (each, a “Lock-Up Agreement”). Pursuant to each Lock-Up Agreement, each signatory thereto agrees not to, during the period commencing December 15, 2023 and ending on the earlier of December 31, 2024 and the 6-month anniversary of the date of stockholder approval of the issuance of Common Stock upon conversion of the Convertible Preferred Stock (and other matters): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the shares of Common stock issued pursuant to the Share Exchange Agreement or upon conversion of the Convertible Preferred Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of such shares or other securities, in cash or otherwise (subject to certain exceptions).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-Up Agreement, the form of which is filed as Exhibit C and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.

Share Exchange Agreement dated as of December 15, 2023 by and among Proteomedix AG, Onconetix, Inc., the Sellers and Thomas Meier as the Sellers’ Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on December 21, 2023)

B.

Subscription Agreement dated December 15, 2023 by and among Onconetix, Inc., Proteomedix AG and the Reporting Person (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on December 21, 2023)

C.

Form of Lock-Up Agreement dated as of December 15, 2023 by and between Onconetix, Inc. and holders of its securities, including the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on December 21, 2023)

D.

Form of Stockholder Support Agreement dated as of December 15, 2023 by and between Onconetix, Inc., Proteomedix, Inc. and holders of Proteomedix, Inc. shares, including the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on December 21, 2023)

E.

Non-Convertible Debenture dated January 23, 2024 between Onconetix, Inc. and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on January 29, 2024)

F.

Amendment to Non-Convertible Debenture dated April 24, 2024 between Onconetix, Inc. and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on April 26, 2024)

G.

Warrant dated September 24, 2024 between Onconetix, Inc. and the Reporting Person (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41294), filed on September 24, 2024)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2024

Altos Venture AG

By:	/s/ Tobias Fischli
Tobias Fischli
Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).